May 12, 2016

VIA EDGAR AND FEDEX

Kristi Marrone

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Apollo Commercial Real Estate Finance, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
File No. 1-34452

Dear Ms. Marrone:

On behalf of Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2016 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2015 (the “Form 10-K”).

The Company’s responses to the comments of the Staff contained in the Comment Letter are set out below in the order in which the comments were set out in the Comment Letter and are numbered accordingly. Defined terms used herein but not otherwise defined have the meanings given to them in the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We note you are a commercial real estate finance company with operations generating net interest income and you provide a statement of operations pursuant to Rule 9-04 of Regulation S-X. In reference to SAB Topic 11.K, please provide us an analysis detailing your consideration of the following disclosures for each reporting period pursuant to Securities Act Industry Guide 3:

•	The weighted average asset yield and related funding costs for material components of your portfolio each of the last two years, including a discussion of changes between the periods presented. In that regard, we note the table on page 34 which quantifies the weighted average yields and cost of funds on your interest earning assets for the current year and your disclosure quantifying the changes in your weighted average cost of funds and increase in average balance of borrowings under repurchase agreements on page 41;

•	A tabular analysis of the related average asset and liability balances used in determining your portfolio yield given the increased size in your portfolio during the fiscal year ended December 31, 2015; and

•	The impact of changes in interest income and expense attributable to changes in volume and rate.

Company Response:

With reference Topic 11.K and in response to the Staff’s comments regarding weighted average yield and related funding costs as well as the tabular analysis of the related average asset and liability balances, the Staff’s comments are noted and the Company will include additional disclosure in future filings.

In response to the Staff’s comments regarding the impact of changes in interest income and expense attributable to changes in volume and rate, the Company has considered this but determined the disclosure is not relevant to its business. The Company is a diversified commercial real estate finance company that originates, acquires and manages commercial real estate debt, is not a volume-based business and generally does not rely on a spread between borrowing rates and lending rates but rather invests on a total return basis and employs leverage as appropriate. The Company believes it includes disclosures such as the primary drivers of the changes in interest income and expense that are meaningful given the nature of its business and does not believe any additional disclosures as set forth in Securities Act Industry Guide 3 would be material to an understanding of the Company’s financial statements. As a result, the Company did not include additional disclosures.

For a discussion of how interest rates impact the Company’s portfolio and net interest income, please refer to the “Interest rate risk” section contained in Item 7A – Quantitative and Qualitative Disclosures About Market Risk.

Notes to Consolidated Financial Statements

Note 3 – Fair Value Disclosure, page 71

2.	We note your disclosure indicting that the estimated fair value of your CMBS portfolio is based on market prices provided by certain dealers who make a market in these financial instruments, as validated and/or adjusted by management. Please describe the valuation technique and inputs used to determine the fair value of such commercial real estate securities categorized within Level 2. Refer to ASC 820-10-50-2.bbb.

Company Response:

To determine the fair value of the Company’s CMBS, the Company obtains third-party broker quotes which, while non-binding, are indicative of fair value. To validate the reasonableness of the broker quotes, the Company obtains and compares the broker quotes to valuations received from a third-party pricing service and reviews the range of quotes received for outliers, compares quotes to recent market activity observed for similar securities and reviews significant changes in quarterly price levels. The Company generally does not adjust the prices it obtains from brokers; however, adjustments to valuations may be made as the Company deems appropriate to capture observable market information at the valuation date. Valuation techniques for CMBS may be based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche-specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, assumptions related to prepayment speed, the frequency and severity of defaults and attributes of the collateral underlying such securities. To the extent the inputs are observable and timely, the values would be categorized in Level II of the fair value hierarchy; otherwise they would be categorized as Level III. There were no events that resulted in the Company using internal models to value its CMBS or other investment securities in the Company’s consolidated financial statements for the periods presented. Given the high level of liquidity and price transparency for the Company’s CMBS, prices obtained from brokers and pricing services are readily verifiable to observable market transactions; as such, the Company categorizes CMBS as Level II valuations.

* * * * *

In regards to the Form 10-K, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 822-0726 or Jay L. Bernstein or Andrew S. Epstein of Clifford Chance US LLP, counsel to the Company at (212) 878-8527 or (212) 878-8332.

Sincerely,

/s/ Megan B. Gaul

Megan B. Gaul

Chief Financial Officer, Treasurer and Secretary

cc:	Securities and Exchange Commission
Mark Rakip

Apollo Commercial Real Estate Finance, Inc.

Stuart A. Rothstein

Clifford Chance US LLP

Jay L. Bernstein

Andrew S. Epstein